

SECURIT [barcode] MISSION

07005991

AB 3/28

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-41431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2006** and ending **December 31, 2006**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Kane McKenna Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
150 N. Wacker Drive, Suite 1600
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Philip R. McKenna, President (312) 444-1702
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

1301 West 22nd Street, Suite 400
(No. and Street)

Oak Brook (City) Illinois (State) 60523 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip R. McKenna, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Kane, McKenna Capital, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

President

Title


"OFFICIAL SEAL"
JENNIFER J. SCACCIA
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 06/07/2008



Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*



INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kane, McKenna Capital, Inc.
Chicago, Illinois

We have audited the accompanying balance sheets of Kane, McKenna Capital, Inc. (an Illinois corporation), as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kane, McKenna Capital, Inc., as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information listed as supplementary schedules in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oak Brook, Illinois
February 26, 2007

Virchow, Krause & Company, LLP

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Exhibit A

KANE, McKENNA CAPITAL, INC.

BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Current Assets:		
Cash	$ 65,847	$ 172,510
Accounts receivable	18,210	43,205
Total Current Assets	84,057	215,715
Total Assets	$ 84,057	$ 215,715
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Current Liabilities:		
Accounts payable	$ 800	$ -
Due to parent	2,000	136,400
Income taxes payable to parent	462	238
Total Liabilities	3,262	136,638
Stockholder's Equity	80,795	79,077
Total Liabilities and Stockholder's Equity	$ 84,057	$ 215,715

The accompanying notes to financial statements are an integral part of this statement.

Exhibit B

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Advisory fees	$ 452,993	$ 617,000
Total Revenues	452,993	617,000
EXPENSES		
Professional fees	13,552	9,847
Manangement fee	430,000	597,000
Administrative and other	7,261	9,030
Total Expenses	450,813	615,877
INCOME BEFORE PROVISION FOR INCOME TAXES	2,180	1,123
PROVISION FOR INCOME TAXES	462	238
NET INCOME	$ 1,718	$ 885

The accompanying notes to financial statements are an integral part of this statement.

Exhibit C

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock, $1 Par Value 1,000 Shares Authorized					
	Number of Shares (Issued and Outstanding)	Amount	Additional Paid-In Capital	Stock Subscriptions Recievable	Retained Earnings	Total
Balance, December 31, 2004	1,000	$ 1,000	$ 24,000	$ (18,500)	$ 71,692	$ 78,192
NET INCOME	-	-	-	-	885	885
Balance, December 31, 2005	1,000	1,000	24,000	(18,500)	72,577	79,077
NET INCOME	-	-	-	-	1,718	1,718
Balance, December 31, 2006	1,000	$ 1,000	$ 24,000	$ (18,500)	$ 74,295	$ 80,795

The accompanying notes to financial statements are an integral part of this statement.

Exhibit D

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 1,718	$ 885
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	24,995	30,158
(Decrease) Increase in accounts payable	800	(2,350)
(Decrease) Increase in due to parent	(134,400)	100,871
(Decrease) Increase in income taxes payable to parent	224	(14,259)
Total Cash Provided by (Used in) Operating Activities	(106,663)	115,305
NET (DECREASE) INCREASE IN CASH	(106,663)	115,305
CASH AT BEGINNING OF YEAR	172,510	57,205
CASH AT END OF YEAR	$ 65,847	$ 172,510
Income taxes paid to parent	$ 238	$ 14,497

The accompanying notes to financial statements are an integral part of this statement.

1. ORGANIZATION

Kane, McKenna Capital, Inc. (the "Company") is a wholly-owned subsidiary of Kane, McKenna and Associates, Inc. ("Parent"). The Parent is organized to engage in and provide economic business and financial consulting, and advisory services, to both the private and public sectors, primarily in Chicago and surrounding areas.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

A. Revenue Recognition

The Company provides advice and consulting services to issuers or obligors with respect to the issuance or proceeds of municipal securities. The Company receives a fee for its services based on either hours of services provided at negotiated hourly rates or fixed fees based on contractual agreements. Fees are recorded as revenue as consulting services are performed. Allowances for uncollectible accounts are determined at management's discretion based on experience with the client and economic stability of the client. As of December 31, 2006 and 2005, no amounts are reserved for uncollectible accounts.

B. Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses and related disclosures. Actual results may differ from these estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. Specifically, the net capital rule prohibits a broker-dealer from permitting "aggregate indebtedness" to exceed 15 times "net capital" (15 to 1), as both those terms are defined. Net capital information as of December 31, 2006 and 2005 is as follows:

	2006	*2005*
Minimum net capital requirement	$ 5,000	$ 5,000
Actual net capital, as defined	62,585	35,872
Aggregate indebtedness, as defined	3,262	136,638

4. INCOME TAXES

The provision for income taxes results in an effective income tax rate of 21.19% for both 2006 and 2005; the rate is computed by dividing the provision for income taxes by income before provision for income taxes. The difference between the effective income tax rate and the statutory Federal income tax rate is attributable primarily to the state tax provision.

The provision for income taxes for 2006 and 2005 were comprised of the following:

	2006	2005
Current Federal	$ 303	$ 82
Current State	159	156
Total	$ 462	$ 238

The Company's tax expense/liability is its apportionment of the total tax liability of the Parent based on its respective share of taxable income.

5. RELATED PARTY TRANSACTIONS

The Company recognizes as revenue all advisory fees earned by the Parent through its activities. Because the Parent pays for all expenses of the Company, a management fee is paid to the Parent for the Company's approximate share of the expenses, under a fee sharing arrangement.

KANE, McKENNA CAPITAL, INC.

COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

TOTAL STOCKHOLDER'S EQUITY	$	80,795
DEDUCTIONS:		
Total non-allowable assets		18,210
NET CAPITAL	$	62,585
REQUIRED NET CAPITAL	$	5,000
EXCESS NET CAPITAL	$	57,585

Note: There is no material difference between the audited Net Capital computation and Kane, McKenna Capital, Inc.'s calculation in its corrected FOCUS report for December 31, 2006.

KANE, McKENNA CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

No computation of reserve requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

KANE, McKENNA CAPITAL, INC.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

No computation of possession or control requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

KANE, McKENNA CAPITAL, INC.

RECONCILIATIONS

PURSUANT TO RULE 17a5 (d) (4)

DECEMBER 31, 2006

	RULE 15c3-1	
	Net Capital	***Total Aggregate Indebtedness***
AS REPORTED BY KANE, MCKENNA CAPITAL, INC. IN THE UNAUDITED FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE ("FOCUS") REPORT PART II A:		
Net Capital	$ 62,585	$ -
Total Aggregated Indebtedness	-	3,262
Total Adjusted Balances	$ 62,585	$ 3,262


Virchow Krause
& company

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders of
Kane, McKenna Capital, Inc.

In planning and performing our audit of the financial statements of Kane, McKenna Capital, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Chicago, Illinois
February 26, 2007

Virchow, Krause & Company, LLP

END